

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Jay R. Venkatesan
Chief Executive Officer
Angion Biomedica Corp.
51 Charles Lindbergh Boulevard
Uniondale, NY 11553

> **Re: Angion Biomedica Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 15, 2020**
> **CIK No. 0001601485**

Dear Dr. Venkatesan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
License, Collaboration and Grant Agreements
License Agreement with Vifor Pharma, page 95

1. We note your disclosure that the royalties under your agreement with Vifor Pharma range from 10% to 40%. Please revise here and throughout the prospectus to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent).

Executive Compensation
Employment Agreements, page 190

2.   We note that you have filed a consulting agreement with Mr. Curhan as Exhibit 10.13 to the registration statement. Please revise here to describe the material terms of the agreement.

Interim financial statements for the nine months ended September 30, 2020
Note 16. Subsequent Events, page F-64

3.   Here you disclose you are entitled to a $30 million equity investment under the Vifor License. Please confirm to us whether this equity investment has occurred or is expected to occur before the initial public offering. If so, please tell us how you have considered a pro forma presentation under Regulation S-X Article 11, so that investors understand the transaction's impact to your financial position and equity.

You may contact Li Xiao at (202) 551-4391 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Miles P. Jennings, Esq.